Filed by Coeur D’Alene Mines Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Coeur D’Alene Mines Corporation

Commission File No.:001-08641

The following is the English language version of a letter sent to employees of Coeur D’Alene Mines Corporation on February 13, 2013.

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13 February 2013

Dear Employees:

Today we issued a press release confirming that we have made a binding proposal to acquire Orko Silver Corp. Orko owns the La Preciosa project, which is one of the largest undeveloped silver deposits in the world. La Preciosa is located in the heart of Mexico’s Sierra Madre Mining Belt. Attached is a copy of our press release.

This is an exciting opportunity to add a world-class development-stage project to our portfolio that would significantly enhance our overall growth prospects. Importantly, with the addition of Orko’s La Preciosa project, our asset portfolio and geographic footprint would be further diversified. As you know, we have an 80-year track record of developing, commissioning and operating large-scale projects. We are well-equipped and have both the financial resources and expertise necessary to bring Orko’s La Preciosa project into production. We are confident that our talented team can develop La Preciosa into one of the world’s leading silver mines.

We will make every effort to keep you informed as we work through the process of completing the acquisition of Orko. To help answer some of your initial questions we have also attached a list of Frequently Asked Questions to this letter.

Our binding proposal to acquire Orko may result in interest from the media and other third parties. As always, it is important that we speak with one voice. Should you receive any questions from members of the media or others outside the Company, please forward these inquiries to Stefany Bales via sbales@coeur.com or at (208) 667-8263.

As always, thank you for your hard work and dedication to Coeur.

Mitch Krebs

President and Chief Executive Officer

Additional Information and Where to Find It

This document relates to Coeur D’Alene Mines Corporation’s (“Coeur”) proposed acquisition (the “Transaction”) of Orko Silver Corp. Shares of Coeur’s common stock (the “Coeur Shares”) issuable upon (i) the exercise of warrants (the “Warrants”) to acquire Coeur Shares to be issued by Coeur in connection with the proposed Transaction and (ii) the exchange of exchangeable securities (the “Exchangeable Shares”) to be issued by a subsidiary of Coeur in connection with the proposed Transaction which may be registered pursuant to a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) or issued pursuant to an available exemption. This document is not a substitute for any registration statement or any other document that Coeur may file with the SEC or send to its shareholders in connection with the offer and/or issuance of Coeur Shares in connection with the exercise of the Warrants and exchange of the Exchangeable Shares. Investors who may receive Warrants or Exchangeable Shares in the Transaction are urged to read Coeur’s registration statement on Form S-4, if and when filed, including the prospectus, and all other relevant documents that may be filed with the SEC as and if they become available because they will contain important information about the issuance of Coeur Shares upon the exercise of any Warrants and exchange of any Exchangeable Shares. All documents, if and when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Coeur’s Investor Relations department at Coeur D’Alene Mines Corporation; Investor Relations; (208) 665-0345; wyang@coeur.com. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.